SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           WILLOW GROVE BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    97111W101
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Robert G. Minion, Esq.
153 East 53rd Street                                 Lowenstein Sandler PC
55th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 446-2460                                       (973) 597-2500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 97111W101

1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).

                                Jeffrey S. Halis

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)       Not
         (b)       Applicable

3)   SEC Use Only

4)   Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

6)   Citizenship or Place of Organization:

                                 United States

Number of                       7) Sole Voting Power:                  455,251*
                                ------------------------------------------------
Shares Beneficially             8) Shared Voting Power:                      0
                                ------------------------------------------------
Owned by
Each Reporting                  9) Sole Dispositive Power:              455,251*
                                ------------------------------------------------
Person With:                    10) Shared Dispositive Power:                0
                                ------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  455,251*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                Not Applicable

13)  Percent of Class Represented by Amount in Row (11): 4.0%*

14)  Type of Reporting Person (See Instructions): IA
_________________
* 349,929 shares (3.1%) of Willow Grove Bancorp, Inc. common stock, par value $0.01 per share (the "Common Stock") are owned by Tyndall Partners, L.P., a Delaware limited partnership. 88,212 shares (0.8%) of Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 17,110 shares (0.2%) of Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. Jeffrey S. Halis's interest in the Common Stock of the three entities is limited to the extent of his pecuniary interest, if any, in Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Willow Grove Bancorp, Inc. (the "Company"), the principal executive offices of which are located at Welsh and Norristown Road, Maple Glen, Pennsylvania 19002. The Company is the holding company for Willow Grove Bank and is successor to the former Willow Grove Bancorp, Inc.

Item 2. Identity and Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 153 East 53rd Street, 55th Floor, New York, New York 10022. Mr. Halis is the principal of the general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., all of which are Delaware limited partnerships. Each has its principal executive office located at 153 East 53rd Street, 55th Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. invests in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of Common Stock on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of Common Stock on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional
Partners, L.P. All funds used to purchase shares of Common Stock on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P.

Item 4. Purpose of Transaction.

          On December 14, 2001, the Company filed a prospectus (the "Prospectus") for a public stock offering. The Company disclosed that the offering was part of a reorganization of Willow Grove Bank from a mutual holding company structure to a stock form holding company structure (the "Conversion"). The former Willow Grove Bancorp, Inc. (the "Former Company") was, at that time, the publicly traded mid-tier holding company of Willow Grove Bank. After the Conversion, including the exchange of shares in the Former Company for shares in the Company and the issue of new shares in the Company, the Company would be the new stock form holding company for Willow Grove Bank.

          The Company also disclosed within the Prospectus that the Former Company had recently received an unsolicited proposal from a mutual savings association for the acquisition of the Former Company (the "Proposed Acquisition"). In connection with the proposal, the offeror requested that the Former Company terminate the Conversion to allow the Proposed Acquisition to proceed. The Company stated that the Boards of Directors of (i) the Company;
(ii) the Former Company; (iii) Willow Grove Mutual Holding Company (the holding company parent of the Former Company); and (iv) Willow Grove Bank had rejected the acquisition. In September 2001, the Boards of Directors of (i) the Company;
(ii) the Former Company; (iii) Willow Grove Mutual Holding Company; and (iv) Willow Grove Bank adopted the plan of Conversion.

          Jeffrey S. Halis expressed to the Company his belief that the Proposed Acquisition would be substantially superior in value to the Conversion. Mr.
Halis disclosed his intention to vote the shares of Common Stock under his control against the Conversion, and he acquired additional shares to exert added influence in the vote on the issue. Mr. Halis's view did not prevail; the stockholders of the Former Company approved the Conversion.

          The Conversion was completed on April 3, 2002. Subsequently, Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. sold shares of Common Stock, in several transactions, as disclosed in Item 5 below.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          Based upon the April 4, 2002 press release issued by the Company, there were issued and outstanding as of April 4, 2002, 11,265,494 shares of Common Stock. As of April 29, 2002, Tyndall Partners, L.P. owned 349,929 of such shares, or 3.1% of those outstanding, Tyndall Institutional Partners, L.P. owned 88,212 of such shares, or 0.8% of those outstanding, and Madison Avenue Partners, L.P. owned 17,110 of such shares, or 0.2% of those outstanding. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of Common Stock owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. Jeffrey S. Halis's interest in the Common Stock held by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. is limited to the extent of his pecuniary interest, if any, in Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively.

          The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. in shares of the Common Stock during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.
                            ------------------------

  Date                             Quantity                               Price
  ----                             --------                               -----
                                  (Purchases)

                                      NONE

                                     (Sales)

April 5, 2002                         8,800                               $10.97
April 8, 2002                         6,700                                11.00
April 10, 2002                        8,577                                11.62
April 22, 2002                       18,800                                11.08
April 26, 2002                       25,000                                11.29
April 29, 2002                       14,000                                11.40

                     B. Tyndall Institutional Partners, L.P.

 Date                               Quantity                              Price
 ----                               --------                              -----
                                   (Purchases)

                                      NONE
                                     (Sales)

April 5, 2002                         2,200                               $10.97
April 8, 2002                         3,503                                10.99
April 10, 2002                        2,523                                11.61
April 12, 2002                       25,000                                11.46
April 16, 2002                       20,000                                11.25
April 26, 2002                       10,000                                11.30
April 29, 2002                        6,000                                11.40

                        C. Madison Avenue Partners, L.P.

  Date                              Quantity                              Price
  ----                              --------                              -----
                                   (Purchases)

                                      NONE

  Date                              Quantity                              Price
  ----                              --------                              -----
                                     (Sales)

                                      NONE

          As of April 8, 2002, Jeffrey S. Halis ceased to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings, or similar relationships exist with respect to the shares of Common Stock between Jeffrey S. Halis and any person or entity.

Item 7. Material to be Filed as Exhibits.

                  Not applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             as of May 8, 2002

                                             /s/Jeffrey S. Halis
                                             -----------------------------------
                                             Jeffrey S. Halis,  as  principal of
                                             the  general   partner  of  each of
                                             Tyndall  Partners,   L.P.,  Tyndall
                                             Institutional  Partners,  L.P., and
                                             Madison Avenue Partners, L.P.



      ATTENTION: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001).